

October 26, 2022

Ya Li
Chief Executive Officer and Chairman of the Board
Lichen China Ltd.
B2306, Block B
Tower 3, Jinjiang Wanda Plaza Commercial Complex
888 Century Avenue
Meiling Street, Jinjiang City
Fujian Province, PRC 362000

> **Re: Lichen China Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 7, 2022**
> **File No. 333-264624**

Dear Ya Li:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1

Dilution, page 61

1. We note your disclosure of net tangible book value attributable to shareholders on June 30, 2022 of approximately $1.57 per ordinary share appears to be inconsistent with the amount of total assets ($44,538,000) less intangible assets ($5,808,000) and total liabilities ($5,434,000), divided by the number of total ordinary shares outstanding (22,500,000) at June 30, 2022. Please clarify or revise.

Ya Li
Lichen China Ltd.
October 26, 2022
Page 2

   You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: William S. Rosenstadt